                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               HMI Industries Inc.
                               -------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   404238 10 7
                                   -----------
                                 (CUSIP Number)

                                  Kirk W. Foley
                                6845 Davand Drive
                          Mississauga, Ontario L5T 1L4

                                 With a copy to:
                            Marc H. Morgenstern, Esq.
                  Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A.
                             2600 Tower at Erieview
                            Cleveland, OH 44114-1824
                                 (216) 696-3311

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 14, 2002
                                -----------------
             (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
------------------------------------------------------------------------------ -----------------------------------------------
CUSIP No.                                                                             Page      2       of               Pages
404238 10 7  ----------------------------------                                           -------------    -------------

------------------------------------------------------------------------------ -----------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                       Kirk W. Foley
-------------------------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                     (a)   [   ]
                                                                                                               (b)   [ x ]
-------------------------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)

                       OO, PF
-------------------------------------------------------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Canada
-------------------------------------------------------------------------------------------------------------------------------
  NUMBER OF SHARES        7     SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING             637,476
     PERSON WITH
                       --------------------------------------------------------------------------------------------------------
                          8     SHARED VOTING POWER

                                2,489,328
                       --------------------------------------------------------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                637,476
                       --------------------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,339,028
-------------------------------------------------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       3,126,804
-------------------------------------------------------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)


-------------------------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       46.6%
-------------------------------------------------------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON (See Instructions)
                       IN
-------------------------------------------------------------------------------------------------------------------------------

         This statement amends and supplements the Schedule 13D as filed by Kirk
W. Foley (the "Reporting Person") with the SEC on October 19, 2001, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 2, 2002, and relates to the Common Stock, par value $.01 per share, of HMI Industries, Inc., a Delaware corporation ("HMI"). Except as disclosed herein, there has been no change in the information previously reported on the Schedule 13D, as amended.

         The summary description of the document contained in this Schedule is qualified in its entirety by reference to the complete text of such document filed as an Exhibit hereto and incorporated herein by reference.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

         The Reporting Person, individually and as Designated Agent under a Stockholders Voting Agreement dated October 19, 2001, entered into an agreement with HMI on February 14, 2002 (the "Agreement") in settlement of certain proposals made by the Reporting Person. Under the terms of the Agreement, HMI restructured its Board of Directors by reducing the size of the Board from nine
(9) to six (6) directors and providing for the annual election of all directors. In connection with the restructuring, four directors of HMI resigned from the Board and the Reporting Person was added to the Board to fill the remaining vacancy. The current directors will be HMI's nominees for reelection as directors at the 2002 annual meeting of stockholders. The Reporting Person agreed to direct the vote of the shares that he controls in favor of these six nominees, and HMI agreed to recommend to the stockholders that they vote for each of the nominees. Under the Agreement: (i) HMI agreed to the establishment and membership of various committees of the Board of Directors; and (ii) the Reporting Person agreed to refrain from certain actions through the date of the 2003 annual meeting of stockholders,

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

        Exhibit A  Agreement, dated February 14, 2002,  by and between HMI
                   Industries, Inc. and Kirk W. Foley.

        Exhibit B  Stockholders Voting Agreement, dated October 19, 2001*


*previously filed

                                   SIGNATURES

         After reasonable inquiry and to the best of my respective knowledge and belief, I certify that the information set forth in this Amendment to the
Schedule 13D is true, correct and complete.


Dated:  February 14, 2002                    /s/  Kirk W. Foley
                                            ------------------------------
                                            Kirk W. Foley

                                    AGREEMENT

         This Agreement is made and entered into this 14th day of February, 2002, by and between HMI INDUSTRIES, INC., a Delaware corporation ("HMI" or the "Company") with its principal office at 6000 Lombardo Center, Suite 500, Seven Hills, Ohio 44131, and KIRK W. FOLEY, individually and as Designated Agent ("Foley") under the Stockholders Voting Agreement, dated October 19, 2001 ("Stockholders' Agreement"), by and among certain stockholders of HMI.

                                   WITNESSETH:

         WHEREAS, on October 19, 2001, Foley filed with the Securities & Exchange Commission (the "SEC") a Schedule 13D evidencing his beneficial ownership of 2,976,504, or 44.4%, of the outstanding shares of Common Stock of HMI (the "Shares"), which Schedule 13D has been amended on one occasion to reflect the beneficial ownership of 3,126,804, or 46.6%, of the Shares (together with Shares hereinafter acquired by Foley that become subject to the Stockholders' Agreement, the "Foley Shares");

         WHEREAS, the Schedule 13D stated that the purposes of the Stockholders' Agreement were, among other things, to maximize the stockholders' value of HMI and to fix the number and election of directors; and

         WHEREAS, Foley and the management of HMI have engaged in extensive discussions and have reached an agreement on their joint goal of maximizing stockholders' value;

         NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

         1. Board of Directors. The parties agree that, while the current size of the HMI Board of Directors (the "Board") may have been appropriate when the Company was larger, to reflect the current circumstances and to conserve both time and expense, the Board should be reduced to six (6) persons who should stand annually for reelection. Accordingly, upon execution of this Agreement, the Board shall adopt Amended Bylaws in the form of Exhibit A hereto (the "Amended Bylaws"). Further, the Company shall cause certain directors to resign their office and the remaining directors to fill the created vacancies, so that the current members of the Board will be Messrs. James Malone, John Pryor, Thomas Davidson, Kirk Foley, Murray Walker and Ivan Winfield. Each of the foregoing individuals will be a Company's nominee for reelection as a director at the 2002 annual meeting of stockholders. Foley agrees to vote the Foley Shares in favor of the foregoing nominees and HMI agrees to recommend to its stockholders that they vote for each of the foregoing nominees.

         2. Committees of the Board of Directors. Upon execution of this Agreement, the Board shall cause to be taken all necessary corporate action to establish the following committees and to elect the individuals named below to the relevant committees to serve terms that will expire at the regular meeting of the Board to occur after the 2003 annual meeting of stockholders:

         (a) Executive Committee. An executive committee consisting initially of Messrs. Malone, Pryor and Foley. The committee, which shall meet monthly, shall exercise, between meetings of the Board, the powers of the Board in the management of business and affairs of the Company, except for those powers reserved by law or resolution to the Board. Decisions of the Executive Committee with respect to any of the matters specified in the Annex to the Amended Bylaws must be unanimous and, in the absence of unanimity, the matter shall be referred to the Board which, on such matters, shall require the approval of at least 80% of the directors in office, as provided in the Amended Bylaws.

         (b) Audit Committee. An Audit Committee consisting initially of Messrs, Davidson, Walker and Winfield.

         (c) Compensation Committee. A Compensation Committee consisting initially of Messrs. Davidson, Foley and Winfield. Decisions of the Compensation Committee with respect to any of the matters specified in the Annex to the Amended Bylaws that are within the scope of the Committee's charter must be unanimous and, in the absence of unanimity, the matter shall be referred to the Board which, on such matters, shall require the approval of at least 80% of the directors in office, as provided in the Amended Bylaws.

         (d) Nominating Committee. A Nominating Committee consisting initially of Messrs. Malone, Foley and Walker. The Nominating Committee shall select HMI's nominees for directors for the 2003 and subsequent annual meetings of stockholders and shall have the authority to fill any vacancy, however created, in the Board or committees of the Board. Notwithstanding the foregoing, in the event, prior to the 2003 annual meeting of stockholders, Mr. Malone ceases, for any reason, to be a director or a member of the Nominating Committee, his successor shall be appointed by a majority of the directors then in office. In the event, prior to the 2003 annual meeting of stockholders, either Mr. Foley or Mr. Walker ceases, for any reason, to be a director or a member of the Nominating Committee, the survivor, in accordance with the terms of the Amended Bylaws, shall constitute a Special Nominating Committee of one with the authority to appoint a successor director to fill the vacancy.

         (e) Bylaw Amendments. Upon execution of this Agreement, the Board shall adopt the Amended Bylaws to effectuate the provisions of this Section 2.

         3. Representations and Agreements of Foley.

         (a) Foley has the right, power and authority, without the consent of any person, to execute, deliver and perform this Agreement. This Agreement has been duly executed and delivered by Foley and represents a valid and binding agreement of Foley enforceable in accordance with its terms.

         (b) The execution, delivery and performance of this Agreement does not
(i) conflict with or result in a breach of the terms, conditions, or provisions, or constitute a default under, any agreement or other instrument to which Foley is or may be a party or is or may be bound or affected, or (ii) require any filing with or notification to, any governmental or regulatory authority except for filings required to be made with the SEC under applicable law, or (iii) violate any law, judgment, order, writ, injunction, decree, statute, rule or regulation applicable to Foley.

         (c) Subject to HMI's compliance with the terms of this Agreement, Foley agrees that, for a period commencing on the date hereof and continuing until the date of the 2003 annual meeting of stockholders, except as authorized by the Board, neither he nor any of his Affiliates (as the term is defined in Rule 405 promulgated under the Securities Act of 1933) will, directly or indirectly, alone or in concert or in conjunction with any other person or group:

                   (i) take any action alone or in concert with another person to seek to acquire control of the management, board of directors, or policies of the Company or its subsidiaries or the employees thereof, except as otherwise permitted by this Agreement or the Amended Bylaws and consistent with his fiduciary duties as a director;

                   (ii) (A) make or participate in any solicitation as defined in Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of proxies or consents with respect to any Shares or make any public or private statements to third parties in connection with the solicitation of such proxies or consents by others including actions described in Rule 14a-1(l)(2)(iv) under the Exchange Act or seek to advise or influence any person with respect to the voting of Shares; or (B) assist or encourage any attempt by any other person to do or seek the foregoing;

                   (iii) take any of the following actions if the purpose is to circumvent or avoid the agreements or restrictions set forth herein or would result in an inconsistency therewith: (A) call or seek to call, directly or indirectly, any special meeting of stockholders of the Company, (B) initiate, propose or otherwise solicit holders of Shares for the approval of one or more stockholder proposals at any time, (C) induce or attempt to induce any other person to initiate any stockholder proposal relating to the Company, or (D) execute any written consent in lieu of a meeting, for the purpose of circumventing the agreements or restrictions set forth in this Agreement;

                   (iv) form, join or in any way participate in a "group" as such term is defined in Regulation 13D under the Exchange Act, with respect to any Shares other than the Stockholders' Agreement;

                   (v) seek or propose any merger, consolidation, business combination, tender or exchange offer, sale or purchase or transfer of assets or securities, restructuring, recapitalization, dissolution, winding up or similar transaction of or involving the Company or any of its subsidiaries;

                   (vi) deposit any Shares in a voting trust or subject them to a voting agreement or other instrument of similar effect, except as set forth in this Agreement and except for any voting agreements in effect as of the date hereof;

                  (vii) sell, transfer or otherwise dispose of any Shares, provided that Foley and his Affiliates may sell Shares in the event of a merger, consolidation, business combination, tender or exchange offer, restructuring, recapitalization or similar transaction of or involving the Company that has been approved by the Board of Directors of the Company;

                  (viii) seek to amend either the Certificate of Incorporation or Amended Bylaws of HMI;

                  (ix) enter into any arrangements, understandings or agreements (whether written or oral) with, or advise, assist or encourage any other person in connection with any of the foregoing;

                  (x) be employed by or seek employment with the Company or any of its subsidiaries, nor shall he be hired, perform services or act in any manner as a consultant to the Company or any of its subsidiaries; or

                  (xi) resign as Designated Agent under the Stockholders' Agreement or transfer or assign his rights and obligations as the Designated Agent unless he has previously resigned as a director of the Company.

         The prohibitions in clause (ii) and (iii) above shall not preclude Foley from soliciting proxies for the election of directors at the 2003 annual meeting of stockholders.

                  (d) In the event Foley, as a director of the Company, votes in favor of a proposal to be submitted by the Board to the stockholders, Foley agrees that he shall (i) vote, and shall cause his Affiliates to vote, all Shares beneficially owned by Foley and such Affiliates in the manner recommended by the Board of Directors of the Company, (ii) vote all Shares that Foley has the proxy to vote in the manner recommended by the Board, subject to any limitations set forth in the relevant proxy, voting agreement, or applicable law; and (iii) be present or be represented by proxy at each stockholder meeting so that all the Shares references in the preceding clauses (i) and (ii) may be counted for the purpose of determining the presence of a quorum.

         4. Representations and Warranties of HMI. HMI represents and warrants to Foley as follows:

         (a) Organization. HMI is duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

         (b) HMI Power and Authority. HMI has the corporate power and authority to execute, deliver and perform this Agreement and the other documents and instruments contemplated hereby. The execution, delivery and performance of this Agreement by HMI and the documents contemplated hereby and the consummation of the transactions contemplated hereby have been duly authorized and approved by the Board of Directors of HMI. This

Agreement, and each of the other agreements, documents and instruments to be executed and delivered by HMI have been duly executed and delivered by, and constitute the valid and binding obligation of HMI enforceable against HMI in accordance with their terms.

         (c) No Conflict. Neither the execution and delivery of this Agreement and the other documents and instruments contemplated hereby by HMI, the consummation of the transactions contemplated hereby or thereby, nor the performance by HMI of this Agreement and such other agreements in compliance with the terms and conditions hereof and thereof will (i) conflict with or result in any breach of the Certificate of Incorporation, as amended, or Bylaws of HMI or any judgment, decree, order, statute or regulation applicable to HMI,
(ii) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except for filings required to be made with the SEC under applicable law, (iii) result in a breach of or default (or give rise to any right of termination, cancellation or acceleration) under any law, rule or regulation or any judgment, decree, order, governmental permit, license or order or any of the terms, conditions or provisions of any mortgage, indenture, note, license, agreement or other instrument to which HMI is a party which would materially impair HMI's ability to consummate the transactions contemplated hereby or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to HMI.

         5. Miscellaneous.

         (a) Governing Law. This Agreement will be governed by and construed under the laws of the State of Delaware.

         (b) Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement will inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. This Agreement shall not be assignable by Foley.

         (c) Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.


         (d) Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

         (e) Amendments and Waivers. Any term or provision of this Agreement may be amended and the observance of any such term or provision may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of each of the parties hereto. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

         (f) Entire Agreement. This Agreement and the other documents delivered pursuant hereto or thereto constitute the full and entire understanding and agreement among the parties with regard to the subjects hereof and thereof. No party will be liable or bound to any other party in any manner by any warranties, representations, or covenants except as specifically set forth herein or therein.

         (g) Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, this Agreement will continue in full force and effect without said illegal, unenforceable, or void provision.

         (h) Legal Representation. Each of the parties has been represented by independent legal counsel in connection with the negotiation, drafting, and execution of this Agreement.

         (i) Consent to Jurisdiction, Venue and Service of Process. HMI and Foley, each after having consulted or having had the opportunity to consult with legal counsel, knowingly, voluntarily, intentionally, and irrevocably: (i) consents to the jurisdiction of the Court of Common Pleas, County of Cuyahoga, Ohio, and the United States District Court for the Northern District of Ohio with respect to any action, suit, proceeding, investigation or claim ("Litigation"); (ii) waives any objections to the jurisdiction and venue of any Litigation in either such court; (iii) agrees not to seek to transfer, by consolidation or otherwise, any Litigation commenced in either of such courts to any other court as the grounds of forum non-conveniens and (iv) waives personal service of process in connection with any Litigation and consents to service of process by registered or certified mail, postage prepaid, addressed as set forth herein. These provisions may not be modified in any respect or relinquished by any party except by written instrument executed by each of them.

         (j) Specific Performance. The parties hereto declare by means of this Agreement that it is impossible to measure in money the damages that will accrue to a party hereto by reason of a failure by any party to perform any of the obligations under this Agreement. Therefore, if any party shall institute any action or proceeding to enforce the provisions of this Agreement, the defendant or defendants in such action or proceeding hereby waive the claim or defense that the plaintiff or plaintiffs therein has or have an adequate remedy of law and such defendants shall not raise such claim or defense in any such action or proceeding but shall be entitled to a specific performance of all of the terms of this Agreement.

         (k) Public Announcement. Foley and HMI agrees to permit the other to review any press release, SEC filing or other public announcement relative to the transactions contemplated by this Agreement and that they will make such alterations or changes therein as may be reasonably requested and which are consistent with the terms of this Agreement.

         (l) Notices. All notices, requests, demands, and other communications hereunder shall be in writing and shall be either: (i) personally delivered (including delivery by facsimile transmission or email); (ii) mailed by certified mail, return receipt requested; or (iii) overnight couriered addressed as follows:

               To HMI:           HMI Industries, Inc.
                                 6000 Lombardo Center, Suite 500
                                 Seven Hills, Ohio 44131
                                 ATTN:  James R. Malone,
                                        Chairman and Chief Executive Officer
                                 Fax:   216-986-8048
                                 Email:

               with a copy to:   Squire, Sanders & Dempsey L.L.P.
                                 127 Public Square, Suite 4900
                                 Cleveland, Ohio  44114
                                 ATTN:  Carolyn J. Buller, Esq.
                                 Fax:   216-479-8780
                                 Email: cbuller@ssd.com

               To Foley:         Kirk W. Foley
                                 Tube-Fab Ltd.
                                 6845 Davand Drive
                                 Mississauga, Ontario  L5T 1L4
                                 CANADA
                                 Fax:  905-565-0065
                                 Email: kfoley@tube-fab.com

               With a copy to:   Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A.
                                 1301 East Ninth Street, Suite 2600
                                 Cleveland, Ohio  44114-1824
                                 ATTN:  Marc H. Morgenstern, Esq.
                                 Fax:   216-623-4912
                                 Email: morgenstern@kkya.com

         Any notices sent by facsimile transmission or e-mail shall be confirmed, in writing, by delivery to the mail address listed above.

         IN WITNESS WHEREOF, the parties have executed this agreement as of February 14, 2002.

                                    HMI INDUSTRIES, INC.


                                    By:
                                       ----------------------------------------
                                       James R. Malone, Chief Executive Officer

                                    And By:
                                            -----------------------------------
                                            John Pryor, President


                                    -------------------------------------------
                                    Kirk W. Foley, individually and Designated
                                    Agent under Stockholders Voting Agreement dated October 19, 2001

                                    EXHIBIT A

                                 AMENDED BY-LAWS